Filed by Isabella Bank Corporation
(Commission File No.: 001-42639)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Isabella Bank Corporation
(Commission File No.: 001-42639)
Grand River Bank Employee FAQ (for internal use only)

Date: June 12, 2026

Why did Grand River Bank seek this partnership with Isabella Bank?
An important part of our leadership responsibility is planning for the future of Grand River Bank in a way that serves the best interests of our customers, employees, and the communities we serve.
Over the past several years, we have carefully evaluated the best path forward for the next decade of our organization. It is essential that we position Grand River Bank to compete effectively, grow deposits and loans, and continue to support our employees and customers.
We saw a strong opportunity to partner with a respected financial institution that shares our commitment to highly personalized service and community engagement. As we explored this partnership, it became clear that Isabella Bank’s philosophy and approach to serving customers closely align with our own.
We are confident this partnership represents a strong cultural and strategic fit, and we believe it will benefit our customers, employees, and the communities where you live and work.
We expect additional benefits to become even more apparent following the transition, including:

•Isabella Bank’s size and financial strength will enhance retail customer services in important areas such as mobile and online banking, enabling us to offer a greater breadth of financial services and products to our retail customers.
•As a part of Isabella Bank, we will enhance our financial services and product offerings to our commercial accounts as well. In addition, we expect our customer lending limits to increase significantly. This will enable our commercial lending officers to target larger commercial accounts, and a broader number of market categories. This higher lending limit will also help commercial customers as they grow and require larger credit lines, revolvers and term loans.
•The Isabella Bank’s Wealth Management team has built the business to nearly $800 million in assets under management. The combination with Isabella Bank will enable us to offer trust, investment management, and financial and estate planning to our entire customer base.

Who is Isabella Bank?
Isabella Bank is a $2.2 billion community bank headquartered in Mt. Pleasant, Michigan, with 31 locations across eight counties in central Michigan.
Founded in 1903, Isabella Bank is a state-chartered, independent community bank with more than 120 years of service and deep roots in the communities it serves.

What is Isabella Bank’s commitment to local communities?
Volunteering is part of Isabella Bank’s culture, lifting morale, fostering meaningful connections, deepening its understanding of community needs, and strengthening the bonds we share as a team.
Commitment includes:
•$955,600 in grants, donations and sponsorships (2025)
•9,550+ employee volunteer hours (2025)
•Support for 486 organizations (2025)
•Annual all employee Compassion Into Action volunteer day
This shared commitment to community is one of the key reasons this partnership is such a strong fit.

How does Isabella Bank approach customer service?
Isabella Bank emphasizes highly personalized service by taking the time to understand each customer’s financial needs and providing individualized solutions.
A focus on relationship-based service is central to their approach and aligns closely with how we serve our customers today.

How does this impact Grand River Bank customers?
At this time, it is business as usual.
There are no immediate changes to customer accounts, services, or how they bank with us. They can continue banking with Grand River Bank just as they always have.
Looking ahead, we are excited about the opportunity to enhance the customer experience through expanded technology and additional services. More details will be shared as we get closer to the conversion.

When can customers use branches of either bank?
Grand River Bank and Isabella Bank will continue operating as separate institutions until the pending transaction is completed, which is expected in the fourth quarter of 2026.
Until that time, customers should continue using Grand River Bank locations.

What is the anticipated timeline for closing?
The pending transaction is expected to close in the fourth quarter of 2026, subject to required regulatory and shareholder approvals and customary closing conditions.
We will communicate specific dates once they become available.

Will Grand River Bank’s name be changed?
Yes. Following the pending transaction, the combined organization will operate under the Isabella Bank name.

Will we gain new branches?
Yes. Once the pending transaction is complete, customers will have access to 31 additional locations across Isabella Bank’s network.

Will there be a system conversion?
Yes. After the transaction closes, Grand River Bank customers will transition to Isabella Bank’s systems, including online and mobile banking.
The conversion is currently anticipated to take place in December 2026. Additional details and instructions will be provided well in advance.

How will bank customers be impacted?
There will be minimal impact until the pending transaction is completed.
At the time of conversion, Grand River Bank customers will transition to Isabella Bank systems and services. We are committed to making this transition as smooth as possible. More information on specifics will be communicated at a later date.

What should I do next?
No action is needed at this time. Grand River Bank will continue to operate as usual until the pending transaction is completed.

How can I help?
In the near term, the most important thing you can do is continue to provide excellent service to our customers and support your teammates.
There will be opportunities to assist with the integration process as we move forward, and we will share those details when appropriate.

What can you tell me about my employment with Grand River Bank?
The true value in an organization like Grand River Bank is the people, and we intend to closely evaluate the roles of employees.
It's simply too early in the process to determine individual roles and positions. In the weeks ahead, we'll continue to partner with the Isabella Bank leadership team to work through all the details of the integration and conversion process — including employment determinations.
Throughout this process, we are committed to open, honest, and frequent communication.

Will employee benefits remain the same?
There are no immediate changes to employee benefits.
HR meetings will be held prior to closing to explain any future changes to benefits and answer questions.

When will we know more?
We understand that change can bring questions. As decisions are made, we will continue to communicate updates in a timely and transparent manner.
We encourage everyone to avoid speculation and rely on official communications as the best source of information.

Forward Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger with Grand River, the expected returns and other benefits of the proposed merger to shareholders, expected improvement in operating efficiency resulting from the proposed merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the expected impact on and timing of the recovery of the impact on tangible book value, and the expected effect of the proposed merger on Isabella’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) disruption from the proposed merger with customers, suppliers, employee or other business partners, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of Grand River’s business into Isabella, (5) the failure to obtain the necessary approval by the shareholders of Grand River, (6) the amount of the costs, fees, expenses and charges related to the proposed merger, (7) the ability of the parties to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the proposed merger, (10) the risk that the integration of Grand River’s operations into the operations of Isabella will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Isabella’s issuance of additional shares of its common stock in the merger transaction, and (13) general competitive, economic, political and market conditions. Other relevant risk factors may be detailed from time to time in Isabella’s press releases and filings with the Securities and Exchange Commission (the “SEC”). Consequently, no forward-looking statement can be guaranteed. Neither Isabella nor Grand River undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this communication or any related documents, Isabella and Grand River claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It
This communication is being made with respect to the proposed merger involving Isabella and Grand River. This material is not a solicitation of any vote or approval of the Grand River shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Isabella and Grand River may send to their respective shareholders in connection with the proposed merger.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the proposed merger, Isabella will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Grand River and a prospectus of Isabella, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ISABELLA, GRAND RIVER AND THE PROPOSED MERGER. When final, the proxy statement/prospectus will be sent to the shareholders of Grand River seeking the required shareholder approval. Shareholders are also urged to carefully review and consider Isabella's public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by Isabella through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by Isabella will also be available free of charge on the Investor Relations page of Isabella’s website at https://ir.isabellabank.com/sec-filings/sec-filings/default.aspx.

Participants in Solicitation
Grand River, Isabella, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies of Grand River’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Isabella’s directors and executive officers is available in its definitive proxy statement related to its 2026 annual meeting of shareholders, which was filed with the SEC on March 23, 2026 and certain other documents filed by Isabella with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.